Laura E. Flores
Partner
+1.202.373.6101
laura.flores@morganlewis.com

VIA EDGAR

March 28, 2017

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street NE
Washington, DC 20549

Re:	Rydex Series Funds – Post Effective Amendment No. 157 (File Nos. 033-59692 and 811-07584)
Dear Mr. Parachkevov:

This letter responds to the comments conveyed to us on March 17, 2017 relating to the Rydex Series Funds (the “Registrant”) Post-Effective Amendment No. 157 (“PEA No. 157”), filed on February 13, 2017. The purpose of PEA No. 157 was to: (i) reflect sales charge variations, and specifically, sales charge waivers and discounts, available to individuals who purchase Class A shares and Class C shares of the Trust’s S&P 500® Fund through Merrill Lynch, Pierce, Fenner & Smith Incorporated, a registered broker-dealer that offers and sells shares of each series of the Trust to its clients (the “Merrill Lynch Sales Charge Waivers and Discounts”); and (ii) make other non-material changes. For ease of reference, we have set forth below each of your comments followed by the Registrant’s response to the comment. Unless otherwise noted, capitalized terms have the same meaning as contained in the Prospectus and Statement of Additional Information (the “SAI”) included in the Registrant’s registration statement.
Prospectus Comments:

1.	Comment. Consider revising the “Sales Charges” section so the disclosure applicable to direct investors versus those transacting through intermediaries is more clear.

Response. We have revised the “Sales Charges” section as suggested.

2.
Comment. Please confirm that the first sentence on page 23 references disclosure that is applicable to direct investors, and that all sales charge reductions and waivers applicable to transactions through intermediaries are disclosed in Appendix A to the Prospectus.

Response. We have revised Appendix A to include all known sales charge reduction or waiver arrangements with intermediaries, and confirm that the first sentence on page 23 references disclosure that is either duplicative of that in the Prospectus or applicable to direct investors.

Mr. Parachkevov
March 28, 2017

3.
Comment. Under “Sales Charge Waivers”, consider revising the last bullet point to note that all such arrangements are disclosed in Appendix A or deleting the bullet point. Similarly, consider revising the last sentence under “Class C Shares” as such information will now be disclosed in Appendix A.

Response. We have revised the sections as suggested.

4.	Comment. Please revise the “Class A and Class C Sales Charge Waivers and Discounts” section to clarify the disclosure that is applicable to Class C shares.

Response. We have revised the section as requested.

5.
Comment. Please confirm that the Registrant will maintain an up-to-date Appendix A and supplement the Registrant’s registration statement as necessary to reflect any new or materially amended sales charge reduction or waiver arrangements with intermediaries.

Response. The Registrant has confirmed that it will maintain an up-to-date Appendix A and supplement its registration statement as necessary to reflect any new or materially amended sales charge reduction or waiver arrangements with intermediaries.

6.	Comment. Under “Front-End Sales Charge Waivers for Class A Shares Available at Merrill Lynch”, please revise the seventh bullet point to clarify what is meant by “level load.”

Response. The Registrant has determined the reference to “level-load” is not necessary and we have deleted the reference, accordingly.

7.	Comment. Under “Front-End Sales Charge Waivers for Class A Shares Available at Merrill Lynch”, please revise the last bullet point to clarify what is meant by “fund family.”

Response. We have revised the bullet point as requested.

8.	Comment. Please confirm whether when sold shares purchased through a dividend reinvestment plan are subject to any applicable CDSC.

Response. We have confirmed with the Registrant that when Guggenheim Fund shares purchased through a dividend reinvestment plan are sold, they are not subject to a CDSC.

9.	Comment. Please confirm and clarify whether the Letters of Intent referenced in Appendix A are the same as those disclosed in the Prospectus.

Mr. Parachkevov
March 28, 2017

Response. We confirm that the Letters of Intent referenced in Appendix A are the same as those disclosed in the Fund’s Prospectus.

Statement of Additional Information Comments:

10.	Comment. Under “Sales Charges, Reductions and Waivers” in the SAI, please cross reference Appendix A, as appropriate.

Response. We have revised the disclosure as requested.

****
If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6101.
Sincerely,

/s/ Laura E. Flores
Laura E. Flores

cc: Amy J. Lee, Esq.
W. John McGuire, Esq.